SUEZ

Florianópolis, October 3rd, 2007.

RECEIVED

2007 OCT 15 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CE DF-0043/2007

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760



07027151

SUPPL

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Notice to Shareholders - payment date of interim dividends and interest on shareholders;
- Material Fact - Seival´s aquisition; and
- Minutes of the Eighty-Third Meeting of the Board of Directors.

These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

cc.: Juliana Dager, The Bank Of New York

dw 10/16

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)3221 7000 Fax: (48)3221 7001



TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

NOTICE TO SHAREHOLDERS

We hereby notify all Shareholders and the market in general that the Board of Executive Officers of Tractebel Energia S.A., based on the powers delegated to it by the Board of Directors, has defined October 25, 2007 as the payment date of interest on shareholders' equity for the period from January 1 to June 30 2007, in the total amount of R$ 88,000,000.00 (eighty-eight million Reais), corresponding to R$ 0.1348158600 per share, and of interim dividends, based on the financial statements of June 30 2007, in the total amount of R$ 360,066,578.47 (three hundred and sixty million, sixty-six thousand, five hundred and seventy-eight Reais and forty-seven cents), corresponding to R$ 0.5516214256 per share.

The said interest and dividends shall be paid on the basis of the shareholding position of June 11, 2007 and August 28, 2007, respectively, in accordance with existing shareholder registration details held at Banco Itaú S.A., according to the Notice to Shareholders published in the newspapers Valor Econômico and Diário Catarinense on May 05, 2007 and August 14, 2007.

Florianópolis, September 18, 2007.

Marc Verstraete
Finance and Investor Relations Director



TRACTEBEL ENERGIA S.A.

PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

MATERIAL FACT

TRACTEBEL ENERGIA S.A., a listed company headquartered in the city of Florianópolis, Santa Catarina state, Rua Antônio Dib Mussi, 366, CNPJ no. 02.474.103/0001-19 ("Tractebel"), hereby, in compliance with the provisions of CVM Instruction no. 358/2002, informs its shareholders and the market in general that its subsidiary DELTA ENERGÉTICA S.A., headquartered in the city of Florianópolis, Santa Catarina state, Rua Antônio Dib Mussi, 366, CNPJ no. 04.379.720/0001-24 ("Delta"), acquired the total capital of SEIVAL PARTICIPAÇÕES S.A., headquartered in the city of Rio de Janeiro, Rio de Janeiro state, at Praça Mahatma Gandhi, 2, room 1.101, CNPJ no. 05.790.957/0001-00 ("Seival"). The conclusion of this transaction is subject to the fulfillment of certain conditions, including the prior approval of the National Electric Energy Agency (Aneel). The closing of the transaction will occur within five business days counting from the fulfillment of such conditions.

Seival is a specific-purpose holding company, that has a 99.99% stake in Usina Termelétrica Seival Ltda. ("UTE Seival"), headquartered in the city of Porto Alegre, Rio Grande do Sul state, at Largo Visconde Cairú, 12, 3rd floor, room 303, CNPJ no. 05.132.203/0001-55, and holds the rights (including Aneel authorization, preliminary license and the real state purchase option) to implement and explore the coal-fired thermal plant mill in Candiota, Rio Grande do Sul state, with installed capacity of up to 540 MW.

The acquisition price is R$ 24,000,000.00, of which R$ 500,000.00 was paid in advance and R$ 4,500,000.00 will be paid ten days after the closing date of the transaction. The remaining balance will be paid in three installments, upon fulfillment of certain conditions. During the period between the close of the transaction until the startup of the commercial operation of UTE Seival, Tractebel intends to approve the merge of Delta into Seival and the latter into UTE Seival.

The acquisition of Seival represents another step towards Tractebel's growth in the Brazilian electrical sector.

The acquisition of Seival by Delta does not represent a material investment to Tractebel nor does it apply to the provisions of article 256 of Law no. 6.404/76, therefore, it will not be submitted to ratification by the shareholders in the general shareholders' meeting. As required by law, the acquisition will be submitted to approval by the Administrative Council for Economic Defense (CADE).

Florianópolis, October 2, 2007.

Manoel Arlindo Zaroni Torres
Chief Executive Officer

Marc Verstraete
Finance and Investor Relations Director

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4
A PUBLICLY HELD COMPANY

MINUTES OF THE EIGHTY-THIRD MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On October 2 2007 at 2:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antônio Barbosa, José Pais Rangel, Antonio Alberto Gouvêa Vieira and in the light of the absence of the effective directors, Dirk Beeuwsaert, Jan Franciscus Maria Flachet and Pierre Michel Philippe Chareyre, the respective alternates, Gil de Methodio Maranhão Neto, Luiz Eduardo Simões Viana and José Carlos Cauduro Minuzzo. The meeting was presided by the Chairman of the Board of Directors Maurício Stolle Bähr, who proposed that I, Osmar Osmarino Bento should act as the meeting's secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman called the meeting to order placing the matters on the **Agenda of the Day** in discussion itemized in the **convening notice CA-009/2007** of September 24 2007 as follows: **Item 1** – To approve the anticipated acquisition of up to 180.000 tons of CE 4500 type mineral coal. **RESOLUTION:** Following the discussion of the matter, the Chairman put the item on the Agenda of the Day to the vote, the Directors present deciding as follows: **Item 1 – Unanimously** approved, the anticipated acquisition of 180,000 tons of mineral coal of the CE 4500 type, from the Cooperminas - Cooperativa de Extração de Carvão Mineral dos Trabalhadores de Criciúma Ltda coal mine for a total amount of R$ 22 million, pursuant to the terms and conditions contained in the proposal submitted to this Board of Directors and to CE PRE-0024/2007, duly filed with the Company. The Executive Board is authorized to adopt all measures and practice all acts necessary for executing this resolution. The floor being given to the Directors present and no other point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, as secretary, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Rio de Janeiro RJ, October 2 2007.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

José Pais Rangel
Director

Luiz Antônio Barbosa

Antonio Alberto Gouvêa Vieira

Director

Director

Gil de Methodio Maranhão Neto
Alternate Director

Luiz Eduardo Simões Viana
Alternate Director

José Carlos Cauduro Minuzzo
Alternate Director

Osmar Osmarino Bento
Secretary

END